Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the 2005 Stock Option and Incentive Plan of SL Green Realty Corp. of our reports (a) dated March 3, 2005 (except for Note 24, as to which the date is April 12, 2005) with respect to the consolidated financial statements and schedule of SL Green Realty Corp. included in its Current Report on Form 8-K dated June 22, 2005 and (b) dated March 3, 2005 with respect to SL Green Realty Corp. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of SL Green Realty Corp. included in its Annual Report (Form 10-K) for the year ended December 31, 2004, each filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York
July 27, 2005